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Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:	Michael Garnreiter Chief Financial Officer	(602) 852-9000 E-mail: Michaelg@mstreetinc.com

MAIN STREET RESTAURANT GROUP, INC.
ANNOUNCES THE ADOPTION OF A STOCKHOLDER RIGHTS PLAN

        PHOENIX, ARIZONA, May 23, 2005—MAIN STREET RESTAURANT GROUP, INC. (Nasdaq symbol: MAIN), the world's largest franchisee of T.G.I. Friday's restaurants, and the owner and operator of the Bamboo Club—Asian Bistro, the Redfish Seafood Grill and Bar and Alice Cooper'stown restaurant concepts, announced today that its Board of Directors adopted a Stockholder Rights Plan. Under the Rights Plan, the Company will make a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's common stock held by stockholders of record as of the close of business on May 31, 2005.

        While the Stockholder Rights Plan is not being adopted in response to any specific takeover threat, there have been recent large purchases of the Company's common stock. A Schedule 13D filed April 20, 2005 reported the purchase of approximately 14.87% of our outstanding common stock. On April 27, 2005, another Schedule 13D was filed by a purchaser who acquired approximately 16.6% of our outstanding common stock. Neither purchaser indicated any hostile intent concerning control of the Company in the Schedule 13D filings. In addition to these significant stockholders, the Company noted that its Chairman, John Antioco, currently beneficially owns approximately 23.3% of our outstanding common stock (excluding any stock options held by Mr. Antioco).

        The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (subject to certain exceptions), and thus becomes an "Acquiring Person" under the Plan, or announces or commences a tender or exchange offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Upon any such occurrence, each Right will entitle its holder (other than such Acquiring Person or group or affiliated or associated persons and certain transferees) to purchase, at the Right's then-current exercise price, a number of shares of Main Street Restaurant Group's common stock having a market value of twice the exercise price.

        The Company stated that the Rights Plan is similar to those adopted by many other public companies. The Rights Plan is intended to enable the Company's stockholders to realize the long-term value of their investment in the Company. The Plan has been adopted for the benefit of all shareholders and will encourage anyone seeking to acquire the Company to negotiate directly with the Board of Directors to ensure fairness for all stockholders.

        William G. Shrader, Chief Executive Officer of the Company, commented: "The Rights Plan is designed to ensure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company, and to guard against abusive, coercive, or unfair tactics to gain control of the Company without paying all stockholders the requisite premium for that control. The Rights Plan is being adopted in response to the general takeover environment, the overall volatility in the stock markets, and the Company's desire to position itself to protect and act in the best interests of all of our stockholders."

        The dividend distribution will be made on May 31, 2005, payable to stockholders of record as of the record date. The Rights will expire in ten years. The adoption of the Rights Plan and the distribution of the Rights are not dilutive to the current shareholders, do not affect reported earnings per share or the Company's financial results, and is not taxable to stockholders. A copy of the complete Rights Plan will be included with the appropriate filings with the Securities and Exchange Commission.

        MAIN STREET RESTAURANT GROUP, INC. is the world's largest franchisee of T.G.I. Friday's restaurants, operating 52 T.G.I. Friday's, 12 Bamboo Club—Asian Bistros, four Redfish Seafood Grill and Bar, and one Cooper'stown restaurants.

        This press release may contain forward-looking statements regarding the Company's business strategies, business outlook, anticipated new store openings, and revenue and earnings expectations. These forward-looking statements are based primarily on the Company's expectations and are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from the forward-looking statements as a result of numerous factors, including those set forth in the Company's Form 10-K and 10-Q Reports as filed with the Securities and Exchange Commission.

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  Exhibit 99.1